Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Mie	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 April 2004	*sheets:*	3

04024080

SUPPL

Current report 18/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides information on the Members of the Management Board appointed by the Supervisory Board of the Company on 29 March 2004.

1. Wiktor Błądek (59) - President of the Management Board

Education and professional qualifications:

1970 Mining-Smelting Academy in Kraków - master's Degree in Mining Engineering

1998 Certificate "Effective Management of Company Finances" - Centre for the Development of Economic Cooperation "Poland-World" London.
1997 Post-graduate studies -"Financial management" University of Economics in Wrocław
1996 Certificate from WUG (Voivodeship Mining Office) in Katowice for the position of Mining Division Underground Operations Chief

Positions held and professional career:

January 2002-March 2004	Mining Division "Rudna", Division Director
January 1996 - December 2001	Mining Division "Polkowice-Sieroszowice", Underground Director for Technical Affairs

KGHM PM S.A. Mining Division "Lubin":

July 1993 - December 1995	Underground Senior Foreman
January 1991 - June 1993	Underground extraction section foreman
June 1990 - January 1991	KGHM Mining Division "Sieroszowice", Underground shift foreman

KGHM Mining Division "Rudna":

September 1982 - May 1990	Senior engineer, Underground 1st Deputy Director
October 1980 - September 1982	Underground Chief Mining Engineer
March 1979 - September 1980	Underground mining operations chief
July 1976 - February 1979	Underground senior foreman
November 1974 - June 1976	Underground section foreman

KGHM Mining Division "Lubin":

June 1973 - November 1974	Underground extraction section foreman
July 1972 - May 1973	Underground extraction section shift foreman
August 1971 - June 1972	Underground senior miner

dlw 4/6

Exemption number: 82 4639

June 1970 - July 1971	Underground mining engineer, probationary period

Not involved in other activities.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

2. Andrzej Zbigniew Kowalczyk (49) - Vice President of the Management Board

Education and professional qualifications:
1979 Warsaw University, Economics Department - master's degree in Economics

Positions held and professional career:

February 2003 - March 2004	KGHM Polska Miedź S.A., Executive Director of Equity Supervision and Investor Relations
August 2002 - January 2003	KGHM Polska Miedź S.A., Director of Equity Supervision Department
March 1992 - June 2002	Agros Sp. z o.o. and Agros Holding SA, economist
March 1990 - February 1992	Economics Institute of the National Academy of Sciences (INE PAN), academic employee
October 1979 - February 1990	Warsaw University, academic employee

Not involved in competitive activities.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

3. Andrzej Krug (52) - Vice President of the Management Board

Education and professional qualifications:
1981 Academy of Physical Fitness - master's degree in physical fitness

2003 Post-graduate studies at the Senior School of Banking in Poznań - "Post-graduate Studies in Equity Investments"
2003 Post-graduate studies at Warsaw Polytechnical School, Electrical Engineering Department of the Institute of Electrical Energy, in the area of Strategic actions on the national and international electrical energy market.
1993 School for Managers organised by the Leadership Creation Center

Positions held and professional career

2002 - 2004	"Energetyka" sp. z o.o. in Lubin, President of the Management Board
2000-2002	Municipal Water Supply System Company z o.o. in Lubin, President of the Management Board
1999 - 2000	"MUNDO" Municipal Waste Management Enterprise sp. z o.o. in Lubin, President of the Management Board
1994 - 1999	"Zagłębie" Lubin Sportowa Spółka Akcyjna, finally in the position of President of the Management Board
1992 - 1994	Wielobranżowa Spółdzielnia Rzemieślnicza (Craftsmen' Guild) in Lubin, President of the Management Board
1985 - 1992	Primary School Nr 8 in Lubin, School Director
2003 - Present	"Zagłębie" Lubin Sportowa Spółka Akcyjna in Lubin, Chairman of the Supervisory Board
2002 - 2003	"Energetyka" sp. z o.o. in Lubin, Chairman of the Supervisory Board

Exemption number: 82 4639

Performs another activity not associated with the Company which is not a competitive activity, and is not involved with another, competitive company as a partner in a civil law company, in a partnership company or as a member of a company body.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

4. Marek Szczerbiak (49) - Vice President of the Management Board

Education and professional qualifications:
1980 Stefan Czarniecki Senior Officers School for Armored Forces

2002 State examination for Members of Supervisory Boards of State-Owned Companies
1998 Post-graduate studies: "Staff management, European Union, OECD" - "ORGMASZ" Warsaw
1997 Post-graduate studies: "Administration" Poznań University 1980
1997 State civil servant examination
1996 Post-graduate studies: "Business School" Wrocław Polytechnical School
1996 School for Managers of the Leadership Creation Center - Vienna
1995 Seminarium: "Diplomatic protocol in the work of senior civil servants"
1989 Post-graduate studies: "Improvement in organisation and management", University of Economics, Wrocław

Positions held and professional career:

October 2002 - March 2004	HM "Głogów" Smelter, Division Director
January 2002 - October 2002	HM "Legnica", Division Director
January 1999 - January 2002	Przedsiębiorstwo Remontowo Budowlane "Remy" sp. z o.o, President of the Management Board
January 1999 - Present	Voivodeship Office for Lower Silesia in Wrocław, Councillor General
February 1998 - December 1998	Voivodeship Office in Legnica, Councillor General
January 1997 - February 1998	Ministry of Internal Affairs and Administration, General Director of the Voivodeship Office in Legnica
April 1994 - December 1996	Voivodeship Office in Legnica, Director of Voivodeship Office

Not involved in other activities.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Legal basis:
(§5, section 1, point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 April 2004	*No of sheets:*	*1*

Current report 17/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 5 April 2004 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.), based on a sales agreement, 2 979 shares in the share capital of PHP "MERCUS" - spółka z o.o. (a subsidiary of KGHM Metale S.A.) having a nominal value of PLN 565.55 per share.
The assets acquired represent 26.59% of the share capital of PHP "MERCUS" - spółka z o.o. and grant the right to 26.59% of the votes at the General Meeting.
The total nominal value of assets acquired amounts to PLN 1 684.8 thousand. The total purchase price of these shares amounts to PLN 6 399.6 thousand. The book value of all acquired shares amounts to PLN 6 399.6 thousand. The shares were entirely obtained for cash.
These assets were acquired using the internal funds of KGHM Polska Miedź S.A.
Altogether, following this transaction and as a result of the earlier acquisition of 2 328 newly-created (though not yet registered) shares of PHP "MERCUS" - spółka z o.o. (current report 8/2004 dated 11 March 2004), KGHM Polska Miedź S.A. will be the owner of 5307 shares of PHP "MERCUS" - spółka z o.o., representing 47.37 % of the share capital and granting the same number of votes at the General Meeting.
The assets acquired are of a long term, equity investment nature.

The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. represent over 20% of the share capital of PHP "MERCUS" - spółka z o.o.

Legal basis:
(§5, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	5 April 2004	*No of sheets:*	*1*

Current report 16/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 2 April 2004 the Supervisory Board of the Company carried out a concise evaluation of the Company situation (The Evaluation), as mentioned in principle number 18 of the corporate governance principles arising from the document "Best Practices in Public Companies in 2002".
The Evaluation is comprised of the following elements:
1. Key results;
2. Selected results and events requiring attention and close monitoring; and
3. General comments and comments on the system of management.

Simultaneously the Management Board of KGHM Polska Miedź S.A. also announces that on 29 March 2004, the Supervisory Board of the Company positively evaluated the Financial Report of KGHM Polska Miedź S.A. for financial year 2003, and positively evaluated the recomendation of the Management Board of the Company regarding the distribution of profit for financial year 2003, and also approved the written Report of the Supervisory Board of KGHM Polska Miedź S.A. on its evaluation of the Financial Report of the Company for financial year 2003.

The full texts of these documents are available for inspection at the head office of the Company and are provided together with shareholder materials at the Ordinary General Meeting, and will also be provided to individual shareholders upon request.

Legal basis:
(§ 22 a of the Regulations of the Warsaw Stock Exchange S.A.)

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
[illegible]sław Andrzej Szczepek